Exhibit 12.1

Statement Regarding Computation of

PRO FORMA RATIO OF Earnings to

Fixed Charges and Preferred Stock Dividends

	Year Ended December 31, 2016 (in thousands, except ratios)
	Actual	Adjustments	Pro Forma(1)
EARNINGS
Pre-tax income from continuing operations	105,246	(2,844)	102,402
Fixed charges	21,256	2,844	24,100
Amortization of capitalized interest	—	—	—
Capitalized interest	—	—	—

Total earnings	126,502	—	126,502
Less: Interest on deposits	12,410	—	12,410

Total earnings exc. deposit int.	114,092	—	114,092

FIXED CHARGES
Interest expensed	19,694	2,844	22,538
Interest capitalized	—	—	—
Interest included in rental expense	1,562	—	1,562

Total fixed charges	21,256	2,844	24,100
Less: Interest on deposits	12,410	—	12,410

Total fixed charges exc. deposit int.	8,846	2,844	11,690

FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
Interest expensed	19,694	2,844	22,538
Interest capitalized	—	—	—
Interest included in rental expense	1,562	—	1,562
Preferred stock dividends (pre-tax equivalent)	—	—	—

Total fixed charges and preferred stock dividends	21,256	2,844	24,100
Less: Interest on deposits	12,410	—	12,410

Total fixed charges and preferred dividends exc. deposit int.	8,846	2,844	11,690

RATIO OF EARNINGS TO FIXED CHARGES
Including interest on deposits	5.95		5.25

Excluding interest on deposits	12.90		9.76

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
Including interest on deposits	5.95		5.25

Excluding interest on deposits	12.90		9.76

(1)	The ratios of earnings to fixed charges and of earnings to combined fixed charges and preferred stock dividends for the year ended December 31, 2016 have been adjusted on a pro forma basis to give effect to the offer and sale of $75,000,000 in aggregate principal amount of the Notes and the use of the net proceeds to repay the outstanding principal amount of the Company’s revolving credit agreement advances (totaling $38.85 million at December 31, 2016) as if both such events occurred on January 1, 2016.